

March 17, 2010

<u>via U.S. mail and facsimile</u>

Mr. Learned J. Hand, Chief Executive and Financial Officer
New Millennium Products
300 Market Street, Suite 130-13
Chapel Hill, NC 27516

> **RE:** **New Millennium Products**
> **Form 8-K Item 4.01**
> **Filed February 19, 2010**
> **Form 8-K/A Item 4.01**
> **Filed March 17, 2010**
> **File No. 333-152678**

Dear Mr. Hand:

We have completed our review of your filing and amendments and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant